                                                      Pursuant to Rule 424B
                                                      Registration No. 333-50163

                                  PROSPECTUS
                                  ----------

                         SunGard(R) Data Systems Inc.

                        270,348 Shares of Common Stock

     The shares offered hereby (the "Shares") consist of 270,348 shares of common stock, $0.1 par value par share (the "Common Stock"), of SunGard Data Systems Inc., a Delaware corporation ("SunGard"), which are owned by the selling stockholders listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders"). The Shares may be offered from time to time by the Selling Stockholders for a period ending on or before May 25, 1998. SunGard shall pay its own legal and accounting fees, all registration and filing fees attributable to the registration of the Shares, all legal fees relating to state securities or "blue sky" filing, the filing fee payable to the New York Stock Exchange and all printing fees incurred in connection herewith. Each Selling Stockholder shall pay his, her or its own legal and accounting fees and any other expenses incurred by the Selling Stockholder. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares shall be borne by the Selling Stockholder selling such Shares. SunGard will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

     The Selling Stockholders have not advised SunGard of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the New York Stock Exchange at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution," discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

     SunGard's Common Stock is traded on the New York Stock Exchange under the symbol "SDS." On April 22, 1998, the last reported closing price of the Common Stock was $37.25 per share.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                 The date of this Prospectus is April 23, 1998

                             AVAILABLE INFORMATION

      SunGard(R) has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act (the "Registration Statement") with respect to the registration of SunGard Common Stock owned by the Selling Stockholders. This Prospectus constitutes a part of the Registration Statement and, in accordance with the rules of the Commission, omits certain of the information contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibit thereto.

     SunGard is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such materials and other information concerning SunGard can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is (http://www.sec.gov).

     This Prospectus Incorporates by reference certain documents that are not presented herein or delivered herewith. SunGard hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents and information that have been incorporated by reference herein (not including exhibits thereto unless such exhibits are specifically incorporated by reference into the information incorporated herein). Such documents and information are available upon request from SunGard Data Systems Inc., 1285 Drummers Lane, Wayne, Pennsylvania 19087, Attention:
Investor Relations: telephone: (610) 341-8700.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

      The following documents filed by SunGard (Commission File Number 1-12989) with the Commission are hereby incorporated by reference in this Prospectus: (1) SunGard's Annual Report on Form 10-K for the fiscal year ended December 31, 1997
(2) SunGard's Current Report on Form 8-K filed with the Commission on January 16, 1998 and (3) the description of SunGard Common Stock that is incorporated by reference in SunGard's Registration Statement on Form 8-A filed on May 14, 1997, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by SunGard pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

                                  THE COMPANY

     SunGard is a computer services and application software company. SunGard is a large specialized provider of proprietary investment support systems, is the pioneer and a leading provider of comprehensive computer disaster recovery services, and also provides proprietary healthcare information systems and other computer services. SunGard is a Delaware corporation that was organized in 1982. SunGard's principal executive offices are located at 1285 Drummers Lane, Wayne, Pennsylvania, 19087, and its telephone number is (610) 341-8700.

                                USE OF PROCEEDS

     SunGard will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                           INVESTMENT CONSIDERATIONS

     Statements about SunGard's expectations and all other statements made in this registration statement or incorporated by reference hereby, other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, SunGard's actual results could differ materially from expected results. SunGard derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While SunGard believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of software sales, the timing and scope of technological advances and year 2000 compliance, the integration and performance of acquired businesses, the prospects for future acquisitions, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in SunGard's filings with the Securities and Exchange Commission, including its most recent Form 10-K, a copy of which may be obtained from SunGard without charge. See "Available Information."

                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of the date of this Prospectus regarding the ownership of shares of SunGard Common Stock of each Selling Stockholder and as adjusted to give effect to the sale of the Shares offered hereby. All of the Shares being offered by the Selling Stockholders were acquired by them as a result of the acquisition by SunGard of May Consulting Incorporated. The Shares are being registered to permit public secondary trading in the Shares and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

                                                      # of Shares      # of Shares     # of Shares     # of Shares
                                                      Owned Before    Being Offered    Owned After     Owned After
         Name of Selling Stockholder                  the Offering      For Sale       the Offering    the Offering
         ---------------------------                  ------------    -------------    ------------    ------------
Edward A. Carlson/(1)/............................             267              221              46          *

Valerie Christiano................................              24               22               2          *

Fidelity Investments Charitable Gift Fund/(2)/....          10,000           10,000               0          *

Dorothy A. King...................................             612              551              61          *

Michael J. King...................................           1,837            1,654             183          *

Douglas LeFevre/(3)/..............................           3,685            3,306             379          *

Caroline E. May QSST/(4)/.........................           3,184            2,866             318          *

Daniel M. May/(5)/................................         136,934          122,241          14,693          *

Dennis M. May/(6)/................................         140,617          126,511          14,108          *

Margaret A. May QSST/(7)/.........................           3,184            2,866             318          *

Kevin C. Utter/(8)/...............................             146              110              24          *

------------------
*    Less than one (1) percent of the outstanding Common Stock of SunGard.

(1) Amounts shown as owned by Mr. Carlson before and after the offering include 22 shares of Common Stock, which Mr. Carlson purchased through the SunGard employee stock purchase plan.

(2) All shares of Common Stock held by the Fidelity Investments Charitable Gift Fund were gifted to the fund by Mr. Daniel May.

(3) Amounts shown as owned by Mr. LeFevre before and after the offering include 12 shares of Common Stock, which Mr. LeFevre purchased through the SunGard employee stock purchase plan.

(4) Ms. Caroline May's Shares are held on her behalf in a Qualified Sub-Chapter S Trust, with Mr. Daniel May as trustee.

(5) Mr. Daniel May is Vice President -- May Consulting Incorporated, a wholly-owned subsidiary of SunGard.

(6) Mr. Dennis May is Vice President -- May Consulting Incorporated, a wholly-owned subsidiary of SunGard. Amounts shown as owned by Mr. May before and after the offering include 50 shares of Common Stock, which Mr. May purchased through the SunGard employee stock purchase plan.

(7) Ms. Margaret May's Shares are held on her behalf in a Qualified Sub-Chapter S Trust, with Mr. Daniel May as trustee.

(8) Amounts shown as owned by Mr. Utter before and after the offering include 12 shares of Common Stock, which Mr. Utter purchased through the SunGard employee stock purchase plan.

                             PLAN OF DISTRIBUTION

     The Shares offered hereby by the Selling Stockholders may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in one or more transactions on the New York Stock Exchange (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, at prices and at terms then prevailing, at prices rated to such prevailing market prices, or at negotiated prices. In effecting sales, Selling Stockholders may engage one or more brokers or dealers to act as principal or agent in making such sales. Such brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant this Prospectus.

     Upon SunGard being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of Shares involved, (c) the price at which such Shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
(e) that such broker dealer(s) did not conduct any investigation to verify the information set out incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     The Registration Statement shall remain effective until the earlier of (i) the date on which all of the Shares included in the Registration Statement have been distributed to the public and (ii) May 25, 1998.

     SunGard shall pay its own legal and accounting fees, all registration and filing fees attributable to the registration of the Shares, all legal fees and filing fees relating to state securities or "blue sky" filings, the filing fee payable to the New York Stock Exchange and all printing fees incurred in connection herewith. Each Selling Stockholder shall pay his, her or its own legal and accounting fees and any other expenses incurred by the Selling Stockholder. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares shall be borne by the Selling Stockholder selling such Shares.

     SunGard has agreed to indemnify the Selling Stockholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder has agreed to indemnify SunGard and its directors, and its officers who sign the Registration Statement against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL OPINION

     Lawrence A. Gross, Esquire, who prepared the opinion attached as Exhibit
5.1 as to the legality of the Shares registered hereby, is Vice President and General Counsel of SunGard, and, as of the date hereof, beneficially owns 25,312 shares of SunGard's Common Stock.

                                    EXPERTS

     The consolidated balance sheets of SunGard and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of Coopers & Lybrand L.L.P, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of infinity Financial Technology, Inc. ("infinity") appearing in infinity's Annual report on Form 10-K for the year ended December 31, 1996 and included as an Exhibit to SunGard's Current Report on Form 8-K dated January 16, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by SunGard or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of SunGard or that information contained herein is correct as of any time subsequent to the date hereof.


                                ---------------


                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information.........................................................2
Incorporation of Documents
  by Reference................................................................2
The Company...................................................................3
Use of Proceeds...............................................................3
Investment Considerations.....................................................3
Selling Stockholders..........................................................4
Plan of Distribution..........................................................6
Legal Opinion.................................................................6
Experts.......................................................................7

================================================================================

================================================================================


                                270,348 Shares



                           SunGard Data Systems Inc.






                                 Common Stock



                                ---------------

                                  PROSPECTUS

                                ---------------





                                April 23, 1998





================================================================================